EXHIBIT 99.1

Vox Royalty Announces Virtual Investor Day and Q1 2026 Earnings Release Date

DENVER, CO – May 6, 2026 – Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) (“Vox” or the “Company”), a returns-focused mining royalty and streaming company, is pleased to announce that its management team will host a virtual Investor Day webcast followed by a question and answer period on May 14, 2026. This will follow the release of its 2026 first quarter results on May 13, 2026, post-market close.

Interested investors and analysts are invited to register to participate virtually as follows:

Investor Day Webcast Event Details

Date: May 14, 2026

Time: 11:00 a.m. to 12:00 p.m. Eastern Daylight Time (EDT)

Registration Link: https://www.webcaster5.com/Webcast/Page/3162/53917

Participants are encouraged to join the webcast 10 minutes prior to the start time.

Questions can be submitted in advance to: ir@voxroyalty.com

Replay: A webcast replay will be available for up to 60 days on the Company’s website at https://www.voxroyalty.com/events

About Vox Royalty Corp.

Vox Royalty Corp. (“Vox”) (NASDAQ: VOXR | TSX: VOXR) is a returns-focused mining royalty and streaming company with embedded organic growth across a portfolio of more than 70 royalties and streams in top-tier mining jurisdictions. Vox generates revenue through royalty and streaming interests rather than operating mines. Founded in 2014, Vox’s technical team drives early catalyst identification, proprietary transaction sourcing and disciplined capital allocation, with a focus on per-share returns. Vox is a constituent of the Russell 2000® and Russell 3000® Indexes and is included in the MVIS® Global Junior Gold Miners Index and VanEck Junior Gold Miners ETF (GDXJ). For more information, visit www.voxroyalty.com.

For further information contact:

Kyle Floyd	Spencer Cole
Chief Executive Officer	President & Chief Investment Officer
ir@voxroyalty.com (720) 602-4223	ir@voxroyalty.com (720) 602-4223

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.